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FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

CLONDALKIN INDUSTRIES LIMITED
Formerly Clondalkin Industries PLC
(Translation of Registrant's Name Into English)

Monastery Road,
Clondalkin
Dublin 22
Ireland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒                                                 Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐                                                 No ☒

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                )

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of this document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant, or other independent financial advisor authorised under the Financial Services and Markets Act 2000 (if you are in the United Kingdom), or from another appropriately authorised independent advisor (if you are outside the United Kingdom).

If you have recently sold or otherwise transferred your entire holding(s) of Notes referred to below, you should immediately forward this document and all accompanying Schedules and the Annex to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

CLONDALKIN INDUSTRIES LIMITED
OFFER TO PURCHASE FOR CASH
AND
SOLICITATION OF CONSENTS TO PROPOSED AMENDMENTS
RELATING TO ITS OUTSTANDING
€125,000,000 10.625% Senior Notes due 2010

        Clondalkin Industries Limited, a company organised under the laws of the Republic of Ireland (the "Company"), hereby offers to purchase for cash, on the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation Statement (this "Offer Document"), any and all of the outstanding 10.625% Senior Notes due 2010 (the "Notes") issued by the Company.

        The "Total Consideration" for the Notes will be determined in the manner described herein by reference to a fixed spread of 75 basis points (the "Fixed Spread") over the yield to maturity of the BKO 3% due December 10, 2004 (the "Reference Security") on the second business day preceding the Expiration Time (as defined herein). Included in the Total Consideration is an amount equal to €30 per €1,000 principal amount of Notes (the "Consent Payment") that will be paid to Holders (as defined in the indenture governing the Notes (the "Indenture")) who validly tender and have not validly withdrawn their Notes and deliver their Consent (as defined herein) to the Proposed Amendments (as defined herein) prior to the Consent Payment Deadline (as defined below). The "Purchase Price" shall be the Total Consideration minus the Consent Payment, and shall be paid for Notes tendered after the Consent Payment Deadline and on or prior to the Expiration Time (as defined herein). Accrued and unpaid interest from and including 15 January 2004 and up to but excluding the Settlement Date shall be paid on the Settlement Date in respect of the Notes.

        Concurrently with the offer to purchase the Notes, the Company is soliciting (the "Consent Solicitation", and together with the offer to purchase the Notes, the "Offer") consents (the "Consents") from Holders of Notes to amendments to the Indenture that will eliminate most of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indenture (the "Proposed Amendments").

        THE TIME BY WHICH HOLDERS MUST TENDER THEIR NOTES IN ORDER TO BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION (WHICH INCLUDES THE CONSENT PAYMENT) IS 5:00 P.M. NEW YORK CITY TIME, ON 18 FEBRUARY 2004, UNLESS EXTENDED (SUCH TIME AND DATE AS THE SAME MAY BE EXTENDED, THE "CONSENT PAYMENT DEADLINE"). HOLDERS OF NOTES WHO DESIRE TO RECEIVE THE TOTAL CONSIDERATION MUST VALIDLY CONSENT TO THE PROPOSED AMENDMENTS BY VALIDLY TENDERING THEIR NOTES IN ACCORDANCE WITH THE REQUIREMENTS OF THE CLEARING SYSTEMS (AS DEFINED HEREIN) ON OR PRIOR TO THE CONSENT PAYMENT DEADLINE. HOLDERS WHO TENDER THEIR NOTES AFTER THE CONSENT PAYMENT DEADLINE WILL BE ELIGIBLE TO RECEIVE ONLY THE PURCHASE PRICE.

        THE OFFER COMMENCES ON 4 FEBRUARY 2004, AND EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON 4 MARCH 2004, UNLESS EXTENDED OR EARLIER TERMINATED BY THE COMPANY BY PRESS RELEASE OR NOTICE TO THE TENDER AGENTS IN THE MANNER PROVIDED HEREIN (SUCH TIME AND DATE AS THE SAME MAY BE EXTENDED, THE "EXPIRATION TIME").

        IN DECIDING WHETHER TO PARTICIPATE IN THE OFFER, EACH HOLDER SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "CERTAIN SIGNIFICANT CONSIDERATIONS" BEGINNING ON PAGE 7.

        Notes tendered on or prior to the Consent Payment Deadline may be withdrawn at any time on or prior to the Consent Payment Deadline but may not be withdrawn after the Consent Payment Deadline. Notes tendered after the Consent Payment Deadline may not be withdrawn. However, tenders of Notes may be withdrawn if the Offer is terminated without any Notes being purchased thereunder or as otherwise provided herein. A valid withdrawal of tendered Notes constitutes the withdrawal of the related Consents.

Security Description	ISIN	Outstanding Aggregate Principal Amount	Earliest Redemption Date	Redemption Price	Consent Payment	Reference Security	Fixed Spread
10.625% Senior Notes due 2010	USG22096AA25 US18889PAB85	€715,000 €124,285,000	15 January 2005	€1,053.13	€30	BKO 3% due December 10, 2004	0.75%

        Any questions or requests for additional copies of this Offer Document may be directed to the Tender Agents at the telephone number provided on the last page of this Offer Document. Holders may also contact Deutsche Bank AG London (the "Dealer Manager") at any telephone number provided on the last page of this Offer Document for information concerning the Offer.

        THIS OFFER DOCUMENT (INCLUDING THE SCHEDULE HERETO) CONTAINS IMPORTANT INFORMATION WHICH EACH HOLDER SHOULD READ BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

        THIS OFFER DOCUMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FOREIGN, UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OF ADEQUACY OF THIS OFFER DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE.

The Dealer Manager for the Offer is:

DEUTSCHE BANK

The Date of this Offer Document is 4 February 2004

        NO PERSON HAS BEEN AUTHORISED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFER DOCUMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY THE COMPANY OR ANY OF ITS AGENTS.

        NONE OF THE COMPANY, DEUTSCHE BANK TRUST COMPANY AMERICAS (SUCCESSOR TO BANKERS TRUST COMPANY), AS TRUSTEE UNDER THE INDENTURE (THE "TRUSTEE"), THE DEALER MANAGER AND THE TENDER AGENTS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES IN RESPONSE TO THE OFFER OR DELIVER CONSENTS TO THE PROPOSED AMENDMENTS.

        IF YOU HAVE RECENTLY SOLD OR OTHERWISE TRANSFERRED YOUR ENTIRE HOLDING(S) OF NOTES REFERRED TO BELOW, YOU SHOULD IMMEDIATELY FORWARD THIS DOCUMENT AND ALL ACCOMPANYING ANNEXES TO THE PURCHASER OR TRANSFEREE, OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS AFFECTED, FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

        Acceptance and purchase of Notes validly tendered and not withdrawn pursuant to the Offer is conditional upon satisfaction or waiver of (i) the Minimum Tender Condition (as defined herein), (ii) the Supplemental Indenture Condition (as defined herein) and (iii) the Acquisition Condition (as defined herein). See "Conditions to the Offer".

        Tenders of the Notes pursuant to the Offer will be deemed to constitute delivery of Consents to the Proposed Amendments with respect to the Notes tendered. Holders may not deliver Consents without tendering their Notes. Similarly, a valid withdrawal of tendered Notes will constitute the withdrawal of the related Consents.

i

        Notes accepted for payment by the Company will be paid for in immediately available funds delivered to Deutsche Bank Trust Company Americas or Deutsche Bank Luxembourg S.A. (together, the "Tender Agents"). Subject to the Acquisition Condition, payment for Notes accepted by the Company will be made on a date promptly after the Expiration Time (the "Settlement Date"), which the Company expects to be on or before 11 March 2004, subject to any extension of the Expiration Time.

        Any Holder desiring to tender Notes should either (a) request such Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Holder or (b) otherwise comply with the procedures set forth under "Procedures for Tendering Notes and Delivering Consents". A beneficial owner who has book-entry interests in respect of Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender Notes so registered.

        The tender of Notes cleared through the Depository Trust Company ("DTC") is eligible for the DTC Automated Tender Offer Program (" ATOP"). DTC has authorised DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender those Notes as if they were the Holders. To effect such a tender, DTC participants should transmit their acceptances to DTC through ATOP and follow the procedure for book-entry transfer set forth in "Procedures for Tendering Notes and Delivering Consents".

        To tender Notes held through Euroclear or Clearstream, Holders should either (a) send a tender instruction according to the procedures established by Euroclear or Clearstream, as applicable, for the Offer or (b) arrange for those Notes to be held through a DTC participant and comply with the procedures specified above for Notes held through DTC.

        This Offer does not constitute an offer to buy or the solicitation of an offer to sell the Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager or one or more registered brokers or dealers licensed under the law of such jurisdiction. No person has been authorised to give any information with respect to the Offer, or to make any representation in connection therewith, other than those contained herein. If made or given, such recommendation or any such information or representation must not be relied on as having been authorised by the Company.

        Neither the delivery of this Offer Document nor any purchase of Notes shall, under any circumstances, create any implication that the information contained herein is current as at any time subsequent to the date of this Offer Document.

        This Offer Document has been issued by and is the sole responsibility of the Company and for the purposes of the Financial Services and Markets Act 2000, is only made to persons outside the United Kingdom in accordance with Article 12(1)(a) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order"), to persons falling within Article 43 of the Order and to persons to whom it may lawfully be communicated in accordance with the Order. The value of an investment may go down as well as up. Holders should seek advice from an independent financial advisor as to whether they should tender Notes and deliver related Consents.

        The Company confirms that to the best of its knowledge and having made all reasonable enquiries the information contained in this Offer Document is true and accurate in all material respects, in the context of the Offer, and that to the best of the knowledge and belief of the Company there are no other facts, the omission of which would, in the context of the Offer, make any statement in this Offer Document misleading in any material respect.

        Notwithstanding any provision herein, any person (and each employee, representative, or other agent of such person) may disclose to any and all other persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to such person relating to such U.S. tax treatment and U.S. tax structure.

ii

AVAILABLE INFORMATION

        The Company will make available to any Holder upon request copies of the Notes, the Indenture and the latest drafts of the Supplemental Indenture. Any requests for such information should be directed to Clondalkin Industries Limited, SIAC Building, Monastery Road, Clondalkin, Dublin 22, Republic of Ireland, Attention: Company Secretary, Facsimile number: +353 1459 1550. Copies of such information will also be available during normal business hours on any business day, up to and including the Expiration Time, at the offices of each of the Tender Agents: Deutsche Bank Trust Company Americas and Deutsche Bank Luxembourg S.A.

        In addition, the Company files annual reports with, and furnishes current reports and other information to, the United States Securities and Exchange Commission ("SEC"). You may review copies of the materials the Company files with or furnishes to the SEC without charge, and copies of all or any portion of such materials can be obtained at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. The Company also files materials with, and furnishes materials to, the SEC electronically. The SEC maintains an Internet site that contains these materials. The address of the SEC's website is http://www.sec.gov.

iii

SUMMARY

        The following summary is provided solely for the convenience of the Holders of the Notes. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Offer Document. Holders of the Notes are urged to read this Offer Document in its entirety. Each of the capitalised terms used in this summary and not defined in this summary has the meaning set forth elsewhere in this Offer Document.

The Tender Offer

The Company	Clondalkin Industries Limited, a company organised under the laws of the Republic of Ireland. The Company is the issuer of the Notes and the person making the Offer.
The Acquisition
On 30 January 2004, the Acquiring Companies entered into the Sale and Purchase Agreement to acquire all of the outstanding shares of Clondalkin Group Holdings Limited based on an aggregate value of €630 million. The consideration for the shares purchased and options cancelled as part of the Acquisition is payable in cash or, with respect to certain members of management of Clondalkin Group Holdings Limited, in the form of shares and loan notes issued by the Acquiring Companies. The Acquiring Companies were formed at the direction of funds managed by Warburg Pincus LLC, which will own approximately 87% of the Acquiring Companies upon completion of the Acquisition. The remaining approximately 13% of the Acquiring Companies will be held by members of the management of Clondalkin Group Holdings Limited. For further information about the Acquisition, see "The Transactions—The Acquisition".

The Acquisition is conditional upon a number of closing conditions including the receipt of clearance by competition authorities located in various jurisdictions and the satisfaction of certain conditions under the New Credit Facility and the Bridge Facility. In addition, the Acquisition is also conditional on the Company receiving valid tenders of Notes and delivery of related Consents from Holders of at least a majority of the aggregate principal amount of the outstanding Notes and the execution of the Supplemental Indenture. See "Conditions to the Offer".
Legal Defeasance and Reorganisation
Immediately after the consummation of the Offer, the Company intends to legally defease any Notes that are not purchased in the Offer (the "Remaining Notes") to the Earliest Redemption Date in accordance with the terms of the Indenture, by and among the Company, Edgemead Limited, as guarantor (the "Guarantor") and the Trustee as amended by the supplemental indenture giving effect to the Proposed Amendments (such supplemental indenture, the "Supplemental Indenture"). Legal defeasance of the Remaining Notes may constitute a taxable event for certain Holders. In particular, Holders of the Remaining Notes may be required to recognise a gain or loss on the Notes for U.S. federal income tax purposes. Holders should consult their own tax advisors regarding the tax consequences of a legal defeasance.

Upon completion of the Acquisition and legal defeasance of the Remaining Notes, the Acquiring Companies and the Clondalkin Group will be reorganised such that various operating subsidiaries in the Netherlands, the United Kingdom and Germany will become direct subsidiaries of a newly incorporated wholly owned subsidiary of Clondal Acquisition B.V. in each of those respective countries. For further information about the reorganisation, see "The Transactions—Legal Defeasance and Reorganisation".
Purpose of the Offer	The purpose of the Offer is to acquire all of the outstanding Notes and to obtain the related Consents to effect the Proposed Amendments.
Notes	The following table sets forth information with respect to the Notes which are the subject of the Offer:
Security Description	ISIN	Outstanding Aggregate Principal Amount	Earliest redemption Date	Redemption Price	Consent Payment	Reference Security	Fixed Spread
10.625% Senior Notes due 2010	USG22096AA25 US18889PAB85	€715,000 €124,285,000	15 January 2005	€1,053.13	€30	BKO 3% due December 10, 2004	0.75%
The Tender Offer and Consent Solicitation	The Company is offering to purchase for cash, upon the terms and subject to the conditions herein, any and all of its outstanding Notes. Clondal Industries B.V., and Clondal Acquisition B.V. on behalf of the Company, will make any payments due to Holders of the Notes in connection with the Offer. See "Source and Amount of Funds".

Concurrently with the offer to purchase the Notes, the Company is soliciting Consents from Holders of the Notes to the Proposed Amendments. The tender of Notes pursuant to the Offer will be deemed to constitute delivery of Consents. Similarly, a valid withdrawal of tendered Notes will constitute the withdrawal of the related Consents.

Each Holder who validly tenders Notes and delivers related Consents on or prior to the Consent Payment Deadline and does not validly withdraw such Notes and Consents shall be entitled to receive the Total Consideration (which includes the Consent Payment) on the Settlement Date.
Conditions to the Offer
Acceptance and purchase of Notes validly tendered and not withdrawn pursuant to the Offer is conditional upon satisfaction or waiver of (i) the Minimum Tender Condition, (ii) the Supplemental Indenture Condition and (iii) the Acquisition Condition. See "Conditions to the Offer" and "The Transactions—The Acquisition".

Total Consideration
The Total Consideration, which includes the Consent Payment, will be paid on the Settlement Date to those Holders who validly tender Notes and deliver related Consents on or prior to the Consent Payment Deadline and do not validly withdraw the same.

The Total Consideration, as calculated by the Company with the assistance of the Dealer Manager, will be the price on the Settlement Date which reflects a yield on the Notes to the Earliest Redemption Date equal to the Tender Offer Yield.

Specifically, the Total Consideration per €1,000 principal amount of Notes will equal the sum of (i) the value per €1,000 principal amount of Notes, assuming the Note will be redeemed in full on the Earliest Redemption Date at the then applicable redemption price of €1,053.13, of all remaining payments of principal thereof and premium and interest thereon due to be made up to and including the Earliest Redemption Date, discounted to the Settlement Date at a discount rate equal to the Tender Offer Yield and (ii) the Consent Payment minus Accrued Interest (as defined herein), all calculated in accordance with the formula set forth in Schedule I hereto.
Purchase Price
Holders of the Notes who validly tender their Notes and deliver related Consents after the Consent Payment Deadline and on or prior to the Expiration Time will be eligible to receive the Purchase Price on the Settlement Date but will not be eligible to receive the Consent Payment. The Purchase Price is equal to the Total Consideration minus the Consent Payment.
Accrued Interest
The Holder of each Note validly tendered and accepted for payment will receive interest thereon from and including 15 January 2004 (the date of the most recent payment of semi-annual interest preceding the Settlement Date) up to, but excluding, the Settlement Date, upon the terms and subject to the conditions described herein (the "Accrued Interest").
Consent Payment
The Consent Payment is €30 per €1,000 principal amount of Notes with respect to Notes validly tendered and related Consents delivered, and not validly withdrawn, on or prior to the Consent Payment Deadline.
Consent Payment Deadline	The Consent Payment Deadline is 5:00 p.m., New York time on 18 February 2004, unless extended.
Expiration Time	The Offer expires at 5:00 p.m., New York time on 4 March 2004, unless extended or terminated.
Settlement Date	The Settlement Date will be on a date promptly after the Expiration Time. The Company expects the Settlement Date to be on or before 11 March 2004, subject to extension of the Expiration Time.

Extensions	The Company may extend the Consent Payment Deadline or the Expiration Time for the Offer, in each case, for such period or periods as it may determine in its sole discretion.
Effect of Proposed Amendments on Remaining Notes
The Proposed Amendments, if they become effective, will eliminate most of the restrictive covenants, certain events of default and certain additional covenants and rights of the Holders contained in the Notes and the Indenture. In addition, the Proposed Amendments will allow the Company to legally defease the Remaining Notes to the Earliest Redemption Date without being required to obtain certain legal opinions.

Immediately after the consummation of the Offer, the Company intends to legally defease the Remaining Notes to the Earliest Redemption Date in accordance with the terms of the Indenture as amended by the Supplemental Indenture. Legal defeasance of the Remaining Notes may constitute a taxable event for certain Holders. In particular, Holders of the Remaining Notes may be required to recognise a gain or loss on the Notes for U.S. federal income tax purposes. Holders of the Notes should consult their own tax advisers regarding the tax consequences of a legal defeasance.

The Proposed Amendments will permit the Acquisition and the Refinancing to occur. In the event the Company does not legally defease the Remaining Notes, the Remaining Notes will be subordinate in right of payment to the New Credit Facility and the Senior Subordinated Indebtedness, and the guarantee of the Notes by the Guarantor will be subordinate in right of payment to the guarantee by the guarantors of the New Credit Facility and the Senior Subordinated Indebtedness, including the Company and the Guarantor.

The Company intends to de-list the Notes from the Luxembourg Stock Exchange in accordance with the rules and regulations of the Luxembourg Stock Exchange if the Offer is consummated. To the extent the purchase of the Notes will reduce the aggregate principal amount of the Notes outstanding, and because the Company intends to de-list the Notes from the Luxembourg Stock Exchange following consummation of the Offer, the liquidity of the Remaining Notes and, consequently, the market prices for any Remaining Notes may be adversely affected.
For a more detailed discussion of the effect of the Proposed Amendments on the Remaining Notes, see "Certain Significant Considerations".
Procedures for Tendering Notes and Delivering Related Consents	For the tender of Notes and delivery of related Consents pursuant to the Offer, a Holder must follow the procedures set forth in "Procedures for Tendering Notes and Delivering

Consents". Holders must take appropriate steps to tender their Notes through the relevant Clearing System so that no transfers may be effected in relation to such Notes at any time after the Notes are tendered in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System.

The tender of Notes held through DTC is eligible for ATOP. DTC has authorised DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender those Notes as if they were the Holders. To effect such a tender, DTC participants should transmit their acceptances to DTC through ATOP and follow the procedure for book-entry transfer set forth below.

To tender Notes held through Euroclear or Clearstream, Holders should either (a) comply with the procedures established by Euroclear or Clearstream, as applicable, for sending a tender instruction for the Offer or (b) arrange for those Notes to be held through a DTC participant and comply with the procedures specified above for Notes held through DTC.
Withdrawal of Tendered Notes and Related Consents
Notes tendered and related Consents delivered prior to the Consent Payment Deadline may be withdrawn at any time prior to the Consent Payment Deadline. A withdrawal of tendered Notes constitutes the withdrawal of the related Consents. However, any Holder who becomes eligible to receive the Consent Payment may not withdraw Notes or related Consents after the Consent Payment Deadline unless the Offer is terminated by the Company. Notes tendered after the Consent Payment Deadline may not be withdrawn unless the Offer is terminated by the Company. Withdrawal rights will not be reinstated if the Offer is extended at any time after the Consent Payment Deadline (except as specified below). If the Offer is terminated, upon notice by the Company to the Clearing Systems, the tendered Notes will be promptly returned to their Holders through the relevant Clearing System.

If, after the Consent Payment Deadline, the Company reduces either (i) the principal amount of Notes subject to the Offer, or (ii) the Total Consideration or Purchase Price, the previously tendered Notes and the related Consents may be validly withdrawn until the expiration of ten business days after the date that notice of any such reduction is first published, given or sent to Holders by the Company.
Acceptance for Payment and Payment
If the Offer is not earlier terminated, and if the conditions to the Offer, including the Acquisition Condition, have either been satisfied or waived, the Company will accept for payment all Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) and not validly withdrawn prior to the Expiration Time. Subject to the conditions to the Offer having been satisfied or waived, the Company will announce its acceptance of tendered Notes for payment two business days after the Expiration Time in the manner described herein.

Payment for Notes validly tendered and accepted for payment will be made by deposit of cash denominated in euro with either of the Tender Agents who will act as agents for the tendering Holders for the purpose of receiving payments on behalf of the Company and transmitting such payments to Holders on the Settlement Date.
Tax Consequences	For a discussion of certain U.S. tax consequences of the Offer which may be relevant to Holders, see "Certain Tax Consequences—Certain U.S. Federal Income Tax Consequences".
Dealer Manager	Deutsche Bank AG London.
Trustee	Deutsche Bank Trust Company Americas.
Tender Agents	Deutsche Bank Trust Company Americas and Deutsche Bank Luxembourg S.A.
Clearing Systems	Clearstream Banking, société anonyme ("Clearstream"), Euroclear Bank S.A./N.V. ("Euroclear"), as operator of the Euroclear System and DTC (together, the "Clearing Systems").

THE TRANSACTIONS

The Acquisition

        On 30 January 2004, Clondal Acquisition B.V., a company organised under the laws of the Netherlands, and Clondal Group Holdings B.V., a company organised under the laws of the Netherlands (collectively, the "Acquiring Companies"), entered into a sale and purchase agreement (the "Sale and Purchase Agreement") to acquire all of the outstanding shares of Clondalkin Group Holdings Limited, the ultimate parent of the Company, based on an aggregate value of €630 million (the "Acquisition"). The consideration for the shares purchased and options cancelled as part of the Acquisition is payable in cash or, with respect to certain members of management of Clondalkin Group Holdings Limited, in the form of shares and loan notes and/or options on shares and loan notes issued by the Acquiring Companies. The Acquiring Companies were formed at the direction of funds managed by Warburg Pincus LLC, which will own approximately 87% of the Acquiring Companies upon completion of the Acquisition. The remaining approximately 13% of the Acquiring Companies will be held by members of the management of Clondalkin Group Holdings Limited.

        The Acquisition is conditional upon a number of closing conditions including the receipt of clearance by competition authorities located in various jurisdictions and the satisfaction of certain conditions under the New Credit Facility and the Bridge Facility (each as defined below). In addition, the Acquisition is also conditional on the Company receiving valid tenders of Notes and delivery of related Consents from Holders of at least a majority of the aggregate principal amount of the outstanding Notes as well as the execution and delivery of the Supplemental Indenture.

Legal Defeasance and Reorganisation

        Immediately upon consummation of the Offer, the Company intends to legally defease the Remaining Notes to the Earliest Redemption Date in accordance with the terms of the Indenture as amended by the Supplemental Indenture. Upon the legal defeasance of the Remaining Notes and the completion of the Acquisition, Clondalkin Group Holdings Limited and its subsidiaries (collectively, the "Clondalkin Group") will be reorganised. The effect of the reorganisation will be such that the operating subsidiaries of the Clondalkin Group located in the Netherlands, the United Kingdom and Germany will become direct subsidiaries of a newly incorporated wholly owned subsidiary of Clondal Acquisition B.V. established in each of their respective jurisdictions.

Refinancing

        In connection with the Acquisition, substantially all of the existing indebtedness of the Clondalkin Group will be refinanced (the "Refinancing"), as described in this paragraph. Concurrently with the Acquisition, Clondal Industries B.V. expects, subject to market conditions, to offer up to €170,000,000 aggregate principal amount of notes (the "New Notes") to investors. Clondal Industries B.V. expects to use the proceeds of the New Notes to finance the purchase of the Notes tendered in this Offer on behalf of the Company. In addition, Clondal Industries B.V. has entered into a bridge facility agreement (the "Bridge Facility") with Deutsche Bank AG London, Lehman Brothers Bankhaus AG, London Branch, Barclays Capital, and the other lenders named therein in an initial aggregate principal amount of €170,000,000. In the event that the offering of the New Notes does not close on or prior to the Settlement Date, Clondal Industries B.V. will borrow an amount under the Bridge Facility sufficient to finance the purchase of the Notes tendered in this Offer on behalf of the Company. The Bridge Facility has a term of ten years and an interest rate per annum of: (i) for the first year, EURIBOR plus 5.5%, increasing every 30 days during the first year and (ii) thereafter, the greater of 11% and EURIBOR plus 8.0%, increasing every 90 days and in both cases, capped at 13% (the "Bridge Facility"). The New Notes or the Bridge Facility are referred to herein as the "Senior Subordinated Indebtedness". In addition, Clondal Acquisition B.V., the direct subsidiary of Clondal Industries B.V., has secured financing in an initial aggregate principal amount not to exceed €460,000,000 with a term of between seven and nine years depending on the facility and an interest rate per annum of between LIBOR plus 2.25% and LIBOR plus 3.25%, (depending on the facility) subject to adjustment depending on performance pursuant to a new senior credit facility entered into with Deutsche Bank AG London, Lehman Brothers Bankhaus AG, London Branch, Barclays Capital and any other banks that may subsequently join the syndicate (the "New Credit Facility"), the proceeds of which will be used, to finance the Acquisition and the reorganisation as well as to repay the Clondalkin Group's existing senior credit facilities.

CERTAIN SIGNIFICANT CONSIDERATIONS

        Each Holder should carefully consider the following, in addition to the other information described elsewhere herein, before deciding whether to participate in the Offer.

        Effects of the Proposed Amendments.    If the Proposed Amendments become effective, any Remaining Notes will be governed by the terms of the Indenture as amended by the Supplemental Indenture. As a result of the adoption of the Proposed Amendments, Holders of any Remaining Notes will no longer be entitled to the benefits of certain restrictive and other covenants applicable to the Company and its Restricted Subsidiaries (as such term is defined in the Indenture) that are currently contained in the Indenture. In addition, certain events that would have constituted a violation of such covenants will no longer constitute Events of Default (as defined in the Indenture) and, upon the occurrence of such events, Holders of any Remaining Notes will no longer be entitled to exercise certain rights currently exercisable upon the occurrence of an Event of Default, including the right to accelerate payment of the Notes. As a result, the market price for the Remaining Notes may be adversely affected. However, the Company will not be relieved from its obligations to make payments of principal and interest on the Remaining Notes in accordance with the terms of the Indenture and the Notes as currently in effect.

        The modification or deletion of the restrictive covenants will permit the Company to take certain actions previously prohibited (such as incurring indebtedness, paying dividends or making other restricted payments, and engaging in transactions with affiliates) that could increase the credit risk with respect to the Company, adversely affect the market price and credit rating of the remaining Notes or otherwise be adverse to the interests of the Holders.

        Legal Defeasance of the Remaining Notes.    If the Proposed Amendments become effective, it will be possible for the Company to legally defease all of the Remaining Notes pursuant to Section 9.01 of the Indenture, as amended by the Supplemental Indenture, without complying with certain of the conditions to legal defeasance currently required under Section 9.01 of the Indenture, including the requirement of the Company to deliver certain legal opinions to the effect that Holders of the Remaining Notes will not recognise an immediate gain as a consequence of legal defeasance. Immediately upon consummation of the Offer, the Company intends to legally defease the Remaining Notes to the Earliest Redemption Date. As a result, such legal defeasance may constitute a taxable transaction to certain Holders. In particular, Holders of Remaining Notes may be required to recognise a gain or loss on the Remaining Notes for U.S. federal income tax purposes. Holders should consult their own tax advisers regarding the tax consequences of a legal defeasance.

        Conditions to the Consummation of the Offer and Related Risks.    The consummation of the Offer is subject to the satisfaction or waiver of several conditions. See "Conditions to the Offer". There can be no assurance that such conditions, some of which are out of our control, will be met or waived. In addition, there is a risk that, in the event the Offer is not consummated, the market value and liquidity of the Notes could be materially adversely affected.

        Notes will be Subordinate to Substantial Additional Indebtedness.    If the Proposed Amendments become effective, the Company and the Guarantor, among others, will guarantee the New Credit Facility and Senior Subordinated Indebtedness. These guarantees from the Company and the Guarantor will rank senior to the Notes that are not purchased pursuant to the Offer and senior to the guarantee of the Guarantor of those Notes. Consequently, any Remaining Notes will be effectively subordinate in right of payment to the New Credit Facility and the Senior Subordinated Indebtedness. In addition, if the Proposed Amendments become effective, the Company and the Guarantor will be permitted to incur debt or to guarantee future indebtedness of the Company by the terms of the Indenture as amended by the Supplemental Indenture.

        Reports.    Pursuant to the Indenture and the requirements of the Exchange Act, the Company is obligated to file annual and other reports with the SEC. The Company is also required to provide Holders with copies of certain of these reports. If the Offer is consummated and the Proposed Amendments become effective, the Company intends to cease these filings and to cease providing Holders with such reports (except any financial information required to be filed or furnished pursuant to Section 314(a), as applicable, of the U.S. Trust Indenture Act of 1939 as amended (the "TIA")) pursuant to certain exemptions from the filing requirements of the Exchange Act. If the Company ceases to file annual and other reports pursuant to Section 13 or 15(d) the Exchange Act, public information related to the capitalisation, cash flows, net income and results of operations of the Company may not be available to Holders of the Notes or other investors, which may affect the liquidity of, and trading prices for, the Notes.

        Effects on the Trading Market for the Notes.    The Notes are listed on the Luxembourg Stock Exchange. After the consummation of the Offer, the outstanding principal amount of Notes available for trading will be significantly reduced. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable issue of debt securities with a larger float. The reduction in the size of the float that is likely to result from the consummation of the Offer may adversely affect both the liquidity and market price of the Remaining Notes. The reduction in the float also may make the trading price of Remaining Notes more volatile. The absence of financial and other covenant protections as a result of the Proposed Amendments, and the lack of publicly available information about the Company as described above, also may adversely affect the future trading price of the Remaining Notes. The extent of the market for the Remaining Notes and the availability of over-the-counter price quotations would depend on the number of owners of Remaining Notes, the interest in maintaining a market in the Remaining Notes on the part of securities firms and other factors. In addition, upon the Proposed Amendments becoming effective, the Company will no longer be obligated to maintain the listing of the Notes on the Luxembourg Stock Exchange.

        In addition, upon the Proposed Amendments becoming effective, the Company will no longer be obligated to maintain the listing of the Notes on the Luxembourg Stock Exchange. Subject to the rules of the Luxembourg Stock Exchange, we intend to de-list the Notes from the Luxembourg Stock Exchange promptly upon consummation of the Offer. The de-listing of the Notes may make it more difficult for Holders of the Remaining Notes to sell their Notes because the Company can provide no assurance that any market for the Notes will exist after de-listing. Furthermore, certain investors may not, in order to satisfy internal and external regulatory requirements, be permitted to hold debt securities that are not listed on or by a stock exchange or other competent listing authority.

        Possible Future Purchases of Remaining Notes.    In the event the Company does not legally defease the Remaining Notes, the Company may acquire Remaining Notes, if any, from time to time in the future, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company may choose to pursue in the future.

        Role of Trustee.    Each Holder is responsible for assessing the merits of the Offer and the Proposed Amendments. The Trustee has not made and the Trustee will not make any assessment of the impact of the Offer or the Proposed Amendments on the interests of the Holders either as a class or as individuals. The entry into any Supplemental Indenture as a result of the Offer and the Proposed Amendments will not require the Trustee to, and the Trustee shall not, consider the interests of the Holders either as a class or as individuals.

TERMS OF THE OFFER

General

        The Company hereby offers to purchase for cash, upon the terms and subject to the conditions set forth in this Offer Document, any and all of the outstanding Notes. Clondal Industries B.V., and Clondal Acquisition B.V., on behalf of the Company, will make any payments due to Holders of the Notes in connection with the Offer.

        The purpose of the Offer is to acquire all of the outstanding Notes and obtain Consents from Holders to the adoption of the Proposed Amendments to the Notes and the Indenture that will eliminate most of the restrictive covenants, certain events of default and certain additional covenants and rights of the Holders contained in the Notes and the Indenture. The Proposed Amendments will become effective upon the execution and delivery of the Supplemental Indenture. However, the Proposed Amendments will cease to be in effect if the tendered Notes are not subsequently accepted for payment or payment is not made by deposit of immediately available funds with the Tender Agents on the Settlement Date. The valid tender of Notes in accordance with the procedures described in this Offer Document will be deemed to constitute the delivery of Consents with respect to such Notes. Similarly, a valid withdrawal of tendered Notes in accordance with the procedures described in this Offer Document will constitute the withdrawal of the related Consents.

Total Consideration

        Calculation of Total Consideration and Purchase Price.    The Total Consideration will be the price on the Settlement Date which reflects a yield on the Notes to the Earliest Redemption Date equal to the sum of (i) the yield to maturity (calculated in accordance with standard market practice) of the Reference Security based on the bid price of the Reference Security (the "Reference Yield"), as reported by Bloomberg at 2:00 p.m., London time, on the second business day preceding the Expiration Time (the "Price Determination Date") and (ii) the Fixed Spread (the sum of (i) and (ii), the "Tender Offer Yield"). Specifically, the Total Consideration per €1,000 principal amount of Notes will equal (i) the value per €1,000 principal amount of Notes, assuming the Notes will be redeemed in full on 15 January 2005 (the "Earliest Redemption Date") at the then applicable redemption price of €1,053.13, of all remaining payments of interest thereon due to be made up to and including the Earliest Redemption Date, discounted to the Settlement Date at a discount rate equal to the Tender Offer Yield, plus (ii) the Consent Payment, minus (ii) accrued and unpaid interest per €1,000 principal amount of Notes from and including 15 January 2004 (the last interest payment date prior to the Settlement Date) and up to but excluding the Settlement Date (the "Accrued Interest"), all calculated in accordance with the formula set forth in Schedule I hereto.

        The Purchase Price for each €1,000 principal amount of Notes tendered will equal the Total Consideration minus the Consent Payment, calculated as described below.

        In addition, Accrued Interest will be paid on all Notes accepted for payment. The Total Consideration, or the Purchase Price, as the case may be, per €1,000 principal amount of Notes purchased pursuant to the Offer and the Accrued Interest will be rounded to the nearest euro cent, with five one-thousandths of a euro to be taken as a full euro cent.

        The calculation of the Tender Offer Yield, the Total Consideration, the Purchase Price and the Accrued Interest will be made by the Company with the assistance of the Dealer Manager and such calculation will be final and binding on Holders, absent manifest error.

        Extension of Offer.    If, following the Price Determination Date, the Company extends the Offer, it reserves the right to retain the original Price Determination Date or set a new one, in which case the Total Consideration and the Purchase Price shall be calculated based on the Tender Offer Yield on such new Price Determination Date.

        Announcement of Total Consideration.    As soon as practicable after the Total Consideration is determined, but in any event at or before 5:00 p.m., New York City time, on the business day following the Price Determination Date, the Company will publicly announce the actual Total Consideration and actual Purchase Price by press release or notice, in addition to any press release or notice required pursuant to the terms of the Indenture or the rules of the Luxembourg Stock Exchange, to the Tender Agents (who will convey such notice to the Clearing Systems), the Dealer Manager and Bloomberg. Because the Total Consideration prior to the Price Determination Date is based on a fixed-spread pricing formula that is linked to the yield on the Reference Security, the actual amount of cash that will be received by a Holder of Notes pursuant to the Offer will be affected by changes in such yield on or prior to the Price Determination Date. After the Price Determination Date, the actual amount of cash that will be received by a Holder of Notes pursuant to the Offer will be known and Holders of Notes will be able to ascertain the Total Consideration and the Purchase Price in the manner described above.

        Hypothetical Calculations.    Assuming a Settlement Date of 11 March 2004 and assuming the Reference Yield as of the Price Determination Date is 2.102%, the hypothetical Tender Offer Yield, Total Consideration, Purchase Price and Accrued Interest per €1,000 principal amount of the Notes would be 2.852%, €1,116.20, €1,086.20 and €16.53, respectively.

        Holders of Notes may obtain hypothetical quotes of the Reference Yield (calculated as of a then recent date) and the resulting hypothetical Tender Offer Yield and Total Consideration prior to the Price Determination Date, and may obtain the actual Reference Yield, Tender Offer Yield and Total Senior Note Consideration after such time, by contacting the Dealer Manager, on +44 20 7545 9968. The Total Consideration will be calculated based solely on the Reference Yield (determined as described above).

        Consent Payment.    The Consent Payment of €30 per €1,000 principal amount of Notes, which is included in the calculation of the Total Consideration, will be paid to Holders who validly tender Notes and deliver related Consents on or prior to the Consent Payment Deadline if the Notes to which such Consents relate are accepted for payment by the Company. Accordingly, no Consent Payment will be made for Notes tendered and related Consents delivered after the Consent Payment Deadline, whether or not purchased pursuant to the Offer or for Notes tendered and related Consents delivered prior to the Consent Payment Deadline and validly withdrawn. Any Holder who becomes eligible to receive the Consent Payment may no longer validly withdraw Notes and related Consents after the Consent Payment Deadline except under certain limited circumstances. See "Expiration, Extension, Amendment and Termination".

Deadlines and Conditions

        The Offer expires at 5:00 p.m., New York City time on 4 March 2004, unless extended or terminated by the Company as described in "Expiration, Extension, Amendment and Termination" below.

        The Consent Payment Deadline is 5:00 p.m., New York City time on 18 February 2004, unless extended. Holders who desire to tender Notes and deliver related Consents and receive the Total Consideration (which includes the Consent Payment) must instruct the relevant Clearing System in accordance with its requirements and indicate their Consents to the Proposed Amendments on or prior to the Consent Payment Deadline in accordance with the procedures described in this Offer Document and as established by the relevant Clearing System.

        Acceptance and purchase of Notes validly tendered and not withdrawn pursuant to the Offer is conditional upon satisfaction or waiver of (i) the Minimum Tender Condition (as defined herein), (ii) the Supplemental Indenture Condition (as defined herein) and (iii) the Acquisition Condition (as defined herein). See "Conditions to the Offer".

        The foregoing conditions are for the sole benefit of the Company and its affiliates and may be asserted by any of them regardless of the circumstances (including any action or inaction on their part)

giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time. If any condition to the Offer is not satisfied or waived by the Company on or prior to the Expiration Time, the Company reserves the right (but shall not be obligated), subject to applicable law, (i) to terminate the Offer and authorise the release of the Notes to their Holders through the relevant Clearing Systems, (ii) to waive all unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered (and not validly withdrawn), or (iii) to extend the Offer and retain the Notes that have been tendered through the Clearing Systems during the period for which the Offer is extended. Any determination by the Company concerning any of the foregoing events shall be final and binding upon all Holders.

        If the tendered Notes have been accepted for payment by the Company, Notes purchased pursuant to the Offer will be paid for on the Settlement Date in immediately available funds delivered to the Tender Agents. The Tender Agents will follow their normal procedures with regard to electing payment currency when effecting payment to Holders of such accepted Notes. The Company expects the Settlement Date to be on or before 11 March 2004.

Tender of Notes

        If Notes are accepted for payment pursuant to the Offer, Holders who validly tender their Notes pursuant to the Offer prior to the Consent Payment Deadline will receive the Total Consideration (equal to the Purchase Price plus the Consent Payment), plus Accrued Interest, whereas Holders who validly tender their Notes after such time will receive only the Purchase Price plus Accrued Interest.

        Holders who tender Notes in the Offer are obligated to consent to the Proposed Amendments irrespective of whether such Notes are tendered prior to the Consent Payment Deadline or after the Consent Payment Deadline has passed. Pursuant to the terms of the Offer, the tendering of Notes by a Holder will be deemed to constitute the Consent of such tendering Holder to the Proposed Amendments. Holders may not deliver Consents without tendering their Notes in the Offer and may not revoke Consents without withdrawing the previously tendered Notes to which such Consents relate from the Offer.

        All Notes validly tendered in accordance with the procedures set forth under "Procedures for Tendering Notes and Delivering Consents" and not withdrawn in accordance with the procedures set forth under "Withdrawal of Tenders and Revocation of Consents" prior to the Expiration Time will, upon the terms and subject to the conditions hereof, including satisfaction (or waiver) of (i) the Minimum Tender Condition (as defined herein), (ii) the Supplemental Indenture Condition (as defined herein) and (iii) the Acquisition Condition (as defined herein), with such payments being made therefor promptly after the Expiration Time. All conditions to the Offer will, if Notes are to be accepted for payment promptly after the Expiration Time, be either satisfied or waived by the Company prior to the Expiration Time.

        If the Minimum Tender Condition is satisfied, the Proposed Amendments will be effected by the execution and delivery of the Supplemental Indenture. However, the Proposed Amendments will cease to be in effect if the tendered Notes are not subsequently accepted for payment or payment is not made by deposit of immediately available funds with the Tender Agents on the Settlement Date.

        Tenders of Notes may be validly withdrawn and Consents may be validly revoked at any time prior to the Consent Payment Deadline, but not thereafter. Withdrawal rights will not be reinstated if the Offer is extended at any time after the Consent Payment Deadline (except as specified below). A valid withdrawal of tendered Notes prior to the Consent Payment Deadline will constitute the concurrent valid revocation of such Holder's related Consent. In order for a Holder to revoke a Consent, such Holder must withdraw the related tendered Notes. If, after the Consent Payment Deadline, the Company amends the terms of the Offer to reduce either (i) the principal amount of Notes subject to the Offer or (ii) the Total Consideration or Purchase Price, then previously tendered Notes may be validly withdrawn until the expiration of ten business days after the date that notice of any such material adverse amendment to the terms of the Offer is first published, given or sent to Holders by the Company. See "Withdrawal of Tendered Notes and Related

Consents". In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be promptly returned to Holders through the Clearing Systems.

        Subject to applicable law and the terms set forth in this Offer Document, the Company reserves the right, prior to the expiration of the Offer on the Expiration Time, (i) to terminate the Offer and authorise release of the Notes to their Holders through the relevant Clearing Systems, (ii) to waive all unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered (and not validly withdrawn), or (iii) to extend the Offer and retain the Notes that have been tendered through the Clearing Systems during the period for which the Offer is extended. See "Expiration, Extension, Amendment and Termination". If the Company extends the Offer, or if, for any reason, the acceptance for payment of, or the payment for, Notes is delayed or if the Company is unable to accept for payment Notes pursuant to the Offer, then the Tender Agents may retain on behalf of the Company tendered Notes which have not previously been validly withdrawn and such Notes may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described under "Withdrawal of Tendered Notes and Related Consents", subject to Rule 14e-l(c) under the Exchange Act (which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of Holders of securities promptly after the termination or withdrawal of a tender offer). The rights reserved by the Company in this paragraph are in addition to the Company's rights to terminate the Offer described under "Conditions to the Offer".

        Any extension, amendment, termination or other material change in the conditions or terms of the Offer will be followed as promptly as practicable by public announcement thereof (including publication of a notice in a newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort)), with the announcement in the case of an extension of the Offer to be issued no later than 5:00 p.m., New York City time, on the first business day after the previously scheduled Consent Payment Deadline or Expiration Time, as the case may be. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice, in addition to any press release or notice required pursuant to the terms of the Indenture, the rules of the Luxembourg Stock Exchange and Regulation 14E under the Exchange Act, to each of the Tender Agents (who will convey such notice to the Clearing Systems), the Dealer Manager and Bloomberg.

        For the purposes of the Offer, the term "business day" means any day, other than a Saturday, Sunday or other day on which commercial banking institutions are authorised or required to close in the United States, the Republic of Ireland or the Grand Duchy of Luxembourg.

        The terms of any extension or amendment of the Offer may vary from the terms and conditions of the original Offer depending on such factors as prevailing interest rates and the principal amount of Notes previously tendered or otherwise purchased. There can be no assurance that the Company will exercise its right to extend, terminate or amend the Offer. If, prior to the Expiration Time, the Company amends the terms of the Offer, such amendment will apply to all Notes tendered pursuant thereto.

        If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives any condition of the Offer that results in a material change to the circumstances of the Offer, the Company will disseminate additional offer materials and extend the Offer or, if applicable, the Consent Solicitation, to the extent required by law, including Regulation 14E under the Exchange Act. If the Consent Solicitation is amended prior to the Consent Payment Deadline in a manner determined by the Company to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Consent Payment Deadline for a period deemed by the Company to be adequate to permit Holders to withdraw their Notes and revoke their Consents. See "Withdrawal of Tendered Notes and Related Consents".

Additional Terms of the Offer

1.
All communications, payments, notices, certificates, or other documents to be delivered to or by a Holder will be delivered by or sent to or by it at the Holder's own risk. None of the Company, the Dealer Manager, the Trustee, the Clearing Systems, and either of the Tender Agents shall accept any responsibility for failure of delivery of any notice, communication or electronic acceptance instruction.

2.
By submitting a valid electronic acceptance instruction, a Holder will be deemed to have given the representations, warranties and undertakings of the Holder set forth above in "Procedures for Tendering Notes and Delivering Consents—Representations, Warranties and Undertakings".

3.
All acceptances of tendered Notes and delivered Consents shall be deemed to be made on the terms set out in this Offer Document (and shall be deemed to be given in writing even though submitted electronically) and shall oblige the Holder of tendered Notes to have such Notes tendered through the relevant Clearing System in accordance with such Clearing System's procedures with effect from and including the date on which the electronic acceptance instruction is transmitted.

4.
The Company may in its sole discretion elect to treat as valid an electronic acceptance instruction not complying in all respects with the requirements of the relevant Clearing System, or in respect of which the relevant Holder does not fully comply with all the requirements of these terms.

5.
Unless waived by the Company, any irregularities in connection with tenders of such Notes and delivery of related Consents must be cured within such time as the Company shall determine. None of the Company, the Dealer Manager, the Clearing Systems, the Tender Agents nor any other person shall be under any duty to give notification of any defects or irregularities in such tenders of such Notes and delivery of related Consents, nor will any of such entities incur any liability for failure to give such notifications. Tenders of such Notes and delivery of related Consents may be deemed not to have been made until such irregularities have been cured or waived.

6.
None of the Company, the Dealer Manager, the Clearing Systems nor any of the Tender Agents shall accept any responsibility for failure of delivery of any notice, communication or electronic acceptance instruction.

7.
Any rights or claims which a Holder may have against the Company in respect of any tendered Notes or the Offer shall be extinguished or otherwise released upon the payment to such Holder of the Total Consideration or Purchase Price, as the case may be, and any Accrued Interest for such Notes.

8.
Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice, in addition to any press release or notice required pursuant to the terms of the Indenture, the rules of the Luxembourg Stock Exchange and Regulation 14E under the Exchange Act, to the Tender Agents (who will convey such notice to the Clearing Systems), the Dealer Manager and Bloomberg.

9.
The Notes are debt obligations of the Company and are governed by the Indenture. There are no appraisal or other similar statutory rights available to the Holders in connection with the Offer.

10.
The contract constituted by the Company's acceptance for payment in accordance with the terms of this Offer Document of all Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) shall be governed by, and construed in accordance with, New York law.

11.
The Offer will commence on 4 February 2004.

SOURCE AND AMOUNT OF FUNDS

        Assuming 100% of the principal amount of the Notes outstanding are tendered on or prior to the Consent Payment Deadline and are accepted for payment, the total amount of funds required by the Company to pay the Total Consideration and the expenses to be incurred in connection with the Offer is estimated to be approximately €140 million (subject to variation in the Tender Offer Yield), plus Accrued Interest. We expect to finance these amounts indirectly with the proceeds of the New Notes issued by, or funds borrowed by, Clondal Industries B.V. under the Bridge Facility and proceeds from the New Credit Facility borrowed by Clondal Acquisition B.V.

PROPOSED AMENDMENTS TO THE INDENTURE

        This section sets forth a brief description of the Proposed Amendments to the Indenture for which Consents are being sought pursuant to the Consent Solicitation. The summary of provisions of the Indenture set forth below is qualified in its entirety by reference to the full provisions of the Notes, the Indenture and the Supplemental Indenture, as the case may be. Capitalised terms appearing below but not defined in this Offer Document have the meanings assigned to such terms in the Notes or the Indenture, as the case may be. Copies of the Notes, the Indenture or the latest draft of the Supplemental Indenture may be obtained either from the Tender Agents or from Clondalkin Industries Limited, SIAC Building, Monastery Road, Clondalkin, Dublin 22, Republic of Ireland, Attention: Company Secretary, Facsimile number: +353 1549 1550.

        Upon receipt of valid electronic acceptance instructions (which have not been validly withdrawn prior to the Consent Payment Deadline) in respect of Notes and related Consents representing at least a majority of the outstanding aggregate principal amount of the Notes, a Supplemental Indenture will be executed for the Notes by the Company, the Guarantor and the Trustee, amending the Notes and the Indenture to eliminate or amend the provisions set out below to effect the Proposed Amendments (as described below). Such Proposed Amendments will be effective from the date on which the Supplemental Indenture is executed and delivered, provided that such Proposed Amendments will cease to be in effect if the tendered Notes are not subsequently accepted for payment or payment is not made by deposit of immediately available funds with the Tender Agents on the Settlement Date.

        The Proposed Amendments to the Indenture are as follows:

        Deletion of Restrictive and Other Covenants.    The Proposed Amendments would delete the following restrictive and other covenants and references thereto in their entirety from the Indenture, as well as the events of default related to such restrictive and other covenants:

Subsections (b) and (g) of Section 4.01	General. Subsection (b) of Section 4.01 requires the Company to prepare certain reports pursuant to the rules of any stock exchange on which the Notes are listed. Subsection (g) of Section 4.01 requires the Company to use all reasonable endeavours to maintain listing of the Notes on the Luxembourg Stock Exchange or, if it unable to do so using reasonable endeavours, to list the Notes on another exchange. The Proposed Amendments would delete Subsections (b) and (g) of Section 4.01 in their entirety and permit the listing of the Notes on the Luxembourg Stock Exchange to be terminated.
Section 4.02
Maintenance of Office or Agency; Exchange Listing. Section 4.02 requires the Company to maintain an office or agency in The City of New York, Borough of Manhattan, where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment. The Proposed Amendments would delete Section 4.02 in its entirety.

Section 4.03
Limitations on Transactions with Affiliates. Section 4.03 of the Indenture prohibits the Company and any of its Restricted Subsidiaries from entering into certain related party transactions unless certain conditions are met. The Proposed Amendments would delete Section 4.03 in its entirety.
Section 4.04
Limitations on Incurrence of Additional Indebtedness. Section 4.04 prohibits the Company and each of its Restricted Subsidiaries from issuing or guaranteeing any additional Indebtedness unless certain conditions are met. The Proposed Amendments would delete Section 4.04 in its entirety.
Section 4.05
Limitations on Asset Sales. Section 4.05 of the Indenture prohibits the Company and any of its Restricted Subsidiaries from consummating an Asset Sale unless certain conditions are met, including the application of the proceeds of such Asset Sale either as permitted under the Indenture or for the redemption of the Notes. The Proposed Amendments would delete Section 4.05 in its entirety.
Section 4.06
Limitation on Restricted Payments. Section 4.06 of the Indenture prohibits the Company and any of its Restricted Subsidiaries from making any Restricted Payments unless certain conditions are met. The Proposed Amendments would delete Section 4.06 in its entirety.
Section 4.10
Maintenance of Properties. Under Section 4.10 of the Indenture, the Company agrees to maintain and to cause its subsidiaries to maintain their properties in normal condition, repair and working order. The Proposed Amendments would delete Section 4.10 in its entirety.
Section 4.12
Provision of Financial Information. Under Section 4.12 of the Indenture, the Company covenants to furnish the Trustee with annual, semi-annual and quarterly consolidated financial statements as well as a discussion and analysis of those financial statements. The Proposed Amendments would delete Section 4.12 except for references to reports required by the rules and regulations of the Luxembourg Stock Exchange and such financial information as is required by Section 314(a), as applicable, of the U.S. Trust Indenture Act of 1939 as amended.
Section 4.14
Change of Control. Section 4.14 of the Indenture requires the Company, within ten days of a Change of Control, to offer to purchase all or any part of each Holders' Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest. The Proposed Amendments would delete Section 4.14 in its entirety.
Section 4.15
Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries of the Issuer. Section 4.15 of the Indenture prohibits the Company or any of its Restricted Subsidiaries from restricting the ability of any Restricted Subsidiary, with certain exceptions, to make any loans, transfer property, or pay dividends or other distributions to the Company or any of its Restricted Subsidiaries. The Proposed Amendments would delete Section 4.15 in its entirety.

Section 4.16
Limitation on Preference Shares of Restricted Subsidiaries. Section 4.16 of the Indenture prohibits the Company and any of its Restricted Subsidiaries, with certain exceptions, from incurring or guaranteeing any Indebtedness (other than permitted debt) or issuing any Preference Shares unless certain financial tests are satisfied. The Proposed Amendments would delete Section 4.16 in its entirety,
Section 4.17
Limitation on Liens. Section 4.17 of the Indenture prohibits the Company and any of its Restricted Subsidiaries from granting any Lien on any asset now owned or hereafter acquired, with certain limited exceptions described in the Indenture and with the exception of Permitted Liens. The Proposed Amendments would delete Section 4.17 in its entirety.
Section 4.19
Conduct of Business. Section 4.19 of the Indenture prohibits the Company and each of its Restricted Subsidiaries from engaging in any business other than those listed in Section 4.19. The Proposed Amendments would delete Section 4.19 in its entirety.
Section 4.20
Additional Subsidiary Guarantees. Section 4.20 of the Indenture prohibits the Company from permitting any of its Restricted Subsidiaries to guarantee or pledge any assets to secure the payment of any Indebtedness of the Company or any Subsidiary that is a Guarantor, except as specified unless certain conditions are met. The Proposed Amendments would delete Section 4.20 in its entirety.
Section 4.21
Limitation on Sale and Leaseback Transactions. Section 4.21 of the Indenture prohibits the Company and any of its Restricted Subsidiaries from entering into any sale and leaseback transaction with respect to any property unless certain conditions are met. The Proposed Amendments would delete Section 4.21 in its entirety.
Section 4.22
Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries. Section 4.22 of the Indenture prohibits the Company from issuing, transferring, or allowing any of its Restricted Subsidiaries to issue or transfer, any Capital Stock of any Wholly Owned Restricted Subsidiary of the Company to any person other than the Company or one of its Wholly Owned Restricted Subsidiaries unless certain conditions are met. The Proposed Amendments would delete Section 4.22 in its entirety.
Section 4.23
No Senior Subordinated Debt. Section 4.23 of the Indenture prohibits any Guarantor from incurring or guaranteeing any Indebtedness that is subordinated to the Indebtedness under the Senior Credit Facility of such Guarantor and senior in any respect in right of payment to the Guarantee. The Proposed Amendments would delete Section 4.23 in its entirety.
Section 4.24
Payments for Consent. Section 4.24 requires the Company and each of its Subsidiaries to pay the same consideration to all Holders of Notes for any consent, waiver or agreement to any amendment to the Indenture or to Notes. The Proposed Amendments would delete Section 4.24 in its entirety.

        Deletion of Section 5.01-Limitations on Merger, Consolidation and Sale of Assets.    Section 5.01 of the Indenture provides, inter alia, that the Company shall not, except in certain specified circumstances, in a single transaction or through a series of related transactions, (i) consolidate or merge with or into any person, or (ii) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or its Restricted Subsidiaries. The Proposed Amendments would delete Section 5.01 in its entirety.

        Amendment of Section 6.01-Events of Default.    Section 6.01 of the Indenture sets forth the events that constitute Events of Default. The Proposed Amendments would delete Subsections 6.01(3) through (7) inclusive. Thereafter, the only Events of Default would be (a) the Company defaults in the payment when due of interest on the Notes and such default continues for a period of 30 days, (b) the Company defaults in the payment when due of principal of or premium, if any, on the Notes when the same becomes due and payable at maturity or otherwise, (c) an application is made or petition is presented for the appointment of an examiner (as referred to in the Companies (Amendment) Act 1990) for the Parent, the Company or any Significant Subsidiary and such application is not discharged within three days, (d) the Parent, the Company or any Significant Subsidiary passes any resolution or initiates any legal proceedings for the suspension of payments generally, enters into a moratorium or composition with or makes a general assignment for the benefit of its creditors or ceases or suspends generally, or consents to any person taking any such legal proceedings payment of its debts or announces an intention so to do or is, or is deemed to be (subject to the limitations set forth in Section 6.01(9)(v)) unable to pay its debts as they fall due or (e) a Custodian is appointed in respect of the Parent, the Company or any Significant Subsidiary over all or substantially all of the property of the Parent, the Company or any Significant Subsidiary, an order is made for the dissolution, liquidation or examinorship or the Parent, the Company or any Significant Subsidiary or any distress, execution, attachment or sequestration is exercised or levied against, or an encumbracer takes possession of, the whole or any material part of the property, undertaking or assets of the Parent, the Company or any Significant Subsidiary, subject to certain limitations described in the Indenture.

        Amendment of Section 9.01—Termination of Issuer's Obligations.    Section 9.01 of the Indenture sets forth the conditions to the termination by the Company of its obligations (with certain exceptions) under the Indenture in respect of the Notes. The Proposed Amendments would delete the requirements of Subsections (2) and (3) of Section 9.01. In addition, the Proposed Amendments would modify the provisions of Subsection (8) of Section 9.01 to remove the requirement to provide the Trustee with an opinion of counsel; the requirement to provide an officers' certificate pursuant to Subsection (8) of Section 9.01 would remain in effect. The effect of this amendment would be to permit the Company to defease the Notes, even if such defeasance would have adverse tax consequences to Holders.

        Deletion of Definitions.    The Proposed Amendments would delete those definitions from the Indenture when references to such definitions would be eliminated as a result of the foregoing.

        The Proposed Amendments constitute a single proposal and tendering and consenting Holders must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to particular Proposed Amendments.

        Pursuant to the terms of the Indenture, the Proposed Amendments require the written consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, excluding for such purposes any Notes owned by the Company or any of its affiliates.

        The valid tender by a Holder of Notes pursuant to the Offer will be deemed to constitute the giving of a Consent by such Holder to the Proposed Amendments with respect to such Notes. The Company is not soliciting and will not accept Consents from Holders who are not tendering their Notes pursuant to the Offer.

        The foregoing Proposed Amendments will be effective from the date on which the Supplemental Indenture is executed and delivered, provided that such Proposed Amendment will cease to be in effect if the tendered Notes are not subsequently accepted for payment or payment is not made by deposit of immediately available funds with the Tender Agents on the Settlement Date. If the Proposed Amendments become effective, the Holders of untendered Notes will be bound thereby.

PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS

        General.    Only (a) those persons in whose name a note was registered (a "record date holder") as of the close of business in New York City on 2 February 2004 (the "record date") or (b) any person who holds a proxy duly executed by the record date holder of such notes (a "duly designated proxy"), will be eligible to validly tender Notes and to deliver consents and receive the consent fee or revoke previously tendered Notes and related consents.

        If you purchased your notes after the record date, you must obtain a proxy from the record date holder of such notes in order to validly tender notes and deliver consents to the amendments and receive the applicable consent fee or revoke previously tendered Notes and related consents. Any reference in this document to the valid delivery or withdrawal of a tender or consent, means the valid delivery or withdrawal of a tender or consent of the record date holder or the valid delivery or withdrawal of a tender or consent by a duly designated proxy.

        With respect to notes held by DTC participants, the Company anticipates that DTC, as book-entry depositary for the Notes for DTC participants, will execute an omnibus proxy in favour of DTC participants, which will authorise each DTC participant to consent to the proposed amendments to the Indenture with respect to the principal amount at maturity of Notes shown as beneficially owned by such DTC participant on the books of DTC on the record date.

        The submission to a Clearing System of a valid electronic acceptance instruction by a Holder in accordance with the procedures described below, resulting in the tendering of Notes through the relevant Clearing System upon receipt, will be deemed to constitute the tender of Notes and delivery of related Consents by such Holder. Notwithstanding that the Notes will be tendered and the related Consents delivered by each Holder by means of an electronic acceptance instruction, each Holder thereby agrees that such electronic acceptance instruction constitutes its written consent to the Proposed Amendments. Holders who tender Notes pursuant to the Offer will, by tendering, be consenting to the Proposed Amendments. Holders may not deliver Consents without tendering their Notes and vice versa. A defective electronic acceptance instruction (which defect is not waived by the Company) will not constitute a valid tender of Notes and delivery of related Consents, will not be counted for purposes of determining whether the Consents have been obtained and will not entitle the Holder to the Total Consideration or Purchase Price, as applicable.

        Notwithstanding any other provision hereof, payment for Notes accepted for payment will in all cases be made only after compliance by the Holder with the procedures set forth below.

        Acceptance or the Offer.    The tender of Notes and delivery of related Consents by a Holder will be deemed to have occurred upon receipt by the relevant Clearing System of a valid electronic acceptance instruction in accordance with the requirements of such Clearing System. The receipt of such electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System. Notwithstanding a Holder's valid tender of Notes, the Company will not be obliged to accept the Notes for payment unless the conditions to the Offer are satisfied or waived.

        Tender of Notes Held Through DTC.    The Offer for Notes cleared through DTC is eligible for DTC's ATOP. Accordingly, DTC participants must electronically transmit their acceptance of the Offer (and thereby tender Notes) through ATOP. DTC has authorised DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender those Notes as if they were the Holders. Upon receipt of a Holder's acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent's Message to the Tender Agents. Delivery of tendered Notes must be made to the Tender Agents pursuant to the book-entry delivery procedures set forth below.

        The term "Agent's Message" means a message transmitted by DTC, received by the Tender Agents and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgement from the participant in DTC tendering Notes, which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Offer and that the Company may enforce such agreement against such participant.

        Holders desiring to tender Notes on the Consent Payment Deadline date and near to the Expiration Time, as applicable, should also note that such Holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on that date.

        Representations, Warranties and Undertakings.    By tendering their Notes and delivering related Consents through the submission of an electronic acceptance instruction in accordance with the requirements of the relevant Clearing System, Holders of tendered Notes shall be deemed to represent, warrant and undertake at the time of the submission of an electronic acceptance at the Expiration Time and on the Settlement Date, the following (if the relevant Holder of a Note is unable to give these representations, warranties and undertakings, such Holder should contact the Tender Agents or the Dealer Manager):

1.
We acknowledge that we have received and reviewed this Offer Document.

2.
Upon the terms and subject to the conditions of the Offer, we hereby accept the Offer in respect of the principal amount of Notes tendered through the relevant Clearing System. Subject to and effective upon purchase of the Notes tendered through the relevant Clearing System, we hereby renounce all right, title and interest in and to all such Notes purchased by or at the direction of the Company and hereby waive and release any rights or claims we may have against the Company or any of its affiliates (including the Guarantor) with respect to any such Notes and the Offer.

3.
We hereby acknowledge that we consent to the Proposed Amendments as described in this Offer Document and hereby authorise the execution and delivery of the Supplemental Indenture, as described in this Offer Document, in respect of the principal amount of the Notes tendered through the relevant Clearing System. We acknowledge that the submission of an electronic acceptance instruction to this effect constitutes our written consent to the Proposed Amendments and authorises the common depositary for the Clearing Systems to execute an acceptance in writing on our behalf.

4.
We acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the tendering Holder and the Consents given by the tendering Holder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the tendering Holder and shall not be affected by, and shall survive, the death or incapacity of the tendering Holder.

5.
If the Notes are accepted by the Company for payment, we acknowledge that the value date for delivery and receipt will be the Settlement Date. We acknowledge that, to the extent we accept the Offer after the Consent Payment Deadline we will not receive the payment of the Consent Payment, that would otherwise be payable with respect to the Notes tendered through the relevant Clearing System prior to the Consent Payment Deadline.

6.
The following representations, warranties and undertakings will be deemed to be given as at the time of the transmittal of the appropriate electronic acceptance instruction to the relevant Clearing System, at the Expiration Time and on the Settlement Date:

(a)
We hereby represent and warrant that we have full power and authority to accept the Offer in respect of the Notes tendered and Consents delivered hereby and that such Notes will be transferred by us to the order of the Company with full title free from all liens, charges and encumbrances, not subject to any adverse claim and together with all rights attached thereto. We will, upon request, execute and deliver any additional documents and/or do such other things deemed by the Company to be necessary or desirable to complete the transfer and cancellation of the relevant Notes, to deliver the relevant Consents, or to evidence such power and authority.

  (b)
  We hereby represent, warrant and undertake that we hold and will hold, until the time of settlement on the Settlement Date, the Notes within the relevant Clearing System and free from any transfers and that, in accordance with the requirements of the relevant Clearing System and by the deadline required by the relevant Clearing System, we have submitted or have caused to be submitted an electronic acceptance instruction to the relevant Clearing System, as the case may be:

  (i)
  to authorise the tender of such Notes, according to the procedures of the relevant Clearing Systems with effect on and from the date thereof so that, at any time pending the transfer of such Notes on the Settlement Date and the cancellation thereof, no transfers of such Notes may be effected, and

  (ii)
  to debit the Notes tendered through the relevant Clearing System for purchase from the appropriate account on the Settlement Date.

        Tender of Notes through the Clearing Systems.    Holders must take the appropriate steps to tender Notes through the relevant Clearing System so that no transfers may be effected in relation to such Notes at any time after such date in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System.

        Beneficial owners of Notes who are not direct participants in the Clearing Systems must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in the relevant Clearing System to submit an instruction to such Clearing System in accordance with its requirements. The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Consent Payment Deadline or Expiration Time if they wish to tender their Notes and deliver related Consents, receive the Total Consideration or Purchase Price, as applicable, and ensure that the Notes in the relevant Clearing System are in accordance with the requirements and deadlines of such Clearing System. Such beneficial owners should not submit such instructions to the Clearing Systems, the Company, the Dealer Manager, the Tender Agents or the Trustee.

        If the Offer is terminated by the Company, upon notice by the Company to the Clearing Systems, the tendered Notes will be promptly returned to their Holders through the relevant Clearing System.

        Tender of Notes in Physical Form.    The Trustee has informed the Company that all Holders hold the Notes through Clearing System accounts and there are no Notes in physical form. If you believe that you are holding a Note in physical form, you need to make arrangements to deliver such Notes to an account held at a Clearing System and then follow the instructions given in the section entitled "Procedures for Tendering Notes and Delivering Consents" in order to participate in the Offer.

        No Guaranteed Delivery.    There are no guaranteed delivery procedures provided by the Company in connection with this Offer. Beneficial owners of Notes that are held in the name of a custodian must contact such entity sufficiently in advance of the Consent Payment Deadline or the Expiration Time if they wish to tender Notes and deliver related Consents eligible to receive the relevant Total Consideration, or the Purchase Price, as applicable.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes or delivered Consents pursuant to any of the procedures described above will be determined by the Company in the Company's sole discretion (whose determination shall be final and binding). The Company reserves the absolute right to reject any or all tenders of any Notes or delivered Consents determined by it not to be in proper form or, in the case of Notes, if the acceptance for payment of, or payment for which may in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Notes or delivery with respect to Consents of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company's interpretation of the terms and conditions of the Offer will be final and binding. None of the Company, the Dealer Manager, the Tender Agents, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Purchase Price and, if applicable, the Consent Payment.

        Backup U.S. Federal Income Tax Withholding.    To prevent backup U.S. federal income tax withholding, each tendering Holder of Notes (or other payee) must either (i) if such Holder (or other payee) is a United States person, provide the relevant participant of the relevant Clearing System with such Holder's correct U.S. taxpayer identification number and certify that such Holder is not subject to backup U.S. federal income tax withholding by completing U.S. Internal Revenue Service Form W-9 or (ii), if such Holder (or other payee) is a non-United States person, provide the relevant participant of the relevant Clearing System with a U.S. Internal Revenue Service Form W-8BEN (or appropriate substitute form). For a more detailed discussion of backup U.S. Federal income tax withholding, see "Certain Tax Consequences-Certain U.S. Federal Income Tax Consequences".

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR NOTES; ACCEPTANCE OF CONSENTS

        Upon the terms and subject to the conditions of the Offer (including, in the event the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and Clondal Industries B.V. and Clondal Acquisition B.V., on behalf of the Company, will promptly pay for, all Notes validly tendered pursuant to the Offer (and not withdrawn, or if withdrawn validly retendered) on the Settlement Date, such payment to be made by the deposit of the applicable amounts representing the aggregate Purchase Price, Consent Payment (if applicable) and Accrued Interest in immediately available funds by Clondal Industries B.V. and Clondal Acquisition B.V., on behalf of the Company on the Settlement Date with the Tender Agents, who will act as agent for tendering Holders for the purpose of receiving payment from Clondal Industries B.V. and Clondal Acquisition B.V., on behalf of the Company and transmitting such payment to tendering Holders. The deposit of such funds in full with the Tender Agents on or prior to the Settlement Date will discharge the Company's obligation to pay for Notes accepted for payment. Under no circumstances will interest on the Purchase Price or Consent Payment be paid by Clondal Industries B.V., Clondal Acquisition B.V. or the Company by reason of any delay on the part of the Tender Agents, the Clearing Systems or their respective agents in making payment, provided Clondal Industries B.V. and Clondal Acquisition B.V., on behalf of the Company makes, or have made, full payment to the Tender Agents for the purchase of Notes tendered and Consents delivered pursuant to the Offer on or before the Settlement Date.

        The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of or payment for Notes if any of the conditions to the Offer shall not have been satisfied or waived, or in order to comply, in whole or in part, with any applicable law. See "Conditions to the Offer". In all cases, payment by the Tender Agents to Holders or beneficial owners of the Purchase Price and the Consent Payment, as the case may be, for Notes purchased pursuant to the Offer will be made only after timely receipt by the Tender Agents of (i) certificates representing such Notes or timely confirmation of a book-entry transfer of such Notes into the Tender Agents' account at the Clearing Systems pursuant to the procedures set forth under "Procedures for Tendering Notes and Delivering Consents", (ii) properly tendered Notes pursuant to the procedures described below, and (iii) any other documents required by the Company or the Clearing Systems.

        For purposes of the Offer, tendered Notes will be deemed to have been accepted for payment, if, as and when the Company gives oral (subsequently confirmed in writing) or written notice thereof to the Tender Agents.

        If any tendered Notes are not purchased pursuant to the Offer for any reason, such Notes not purchased will be returned, without expense, to the tendering Holder promptly (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited) to the account maintained at the Clearing Systems from which such Notes were delivered after the expiration or termination of the Offer.

        Tendering Holders will not be obligated to pay brokerage commissions or transfer taxes with respect to the purchase of their Notes. To the extent applicable, Clondal Industries B.V. and Clondal Acquisition B.V., on behalf of the Company and/or other affiliates of the Company will pay any such charges and expenses in connection with the Offer.

        The Company reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates, the right to purchase Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Offer or prejudice the rights of tendering Holders to receive payment for Notes validly tendered and accepted for payment pursuant to the Offer.

        It is a condition precedent to the Company's obligation to purchase the Notes pursuant to the Offer, among other conditions, that the Supplemental Indenture has been executed. The Proposed Amendments will be effective from the date on which the Supplemental Indenture is executed. However, the Proposed Amendments will cease to be in effect if the tendered Notes are not subsequently accepted for payment or payment is not made by deposit of immediately available funds with the Tender Agents on the Settlement Date.

WITHDRAWAL OF TENDERED NOTES AND RELATED CONSENTS

        Notes tendered and related Consents delivered on or prior to the Consent Payment Deadline may be validly withdrawn at any time on or prior to the Consent Payment Deadline by following the procedures described herein. Any Holder who tenders Notes and delivers related Consents on or prior to the Consent Payment Deadline may not validly withdraw Notes or related Consents after the Consent Payment Deadline unless the Offer is terminated by the Company or the Company amends the terms of the Offer in a manner that is materially adverse to Holders. A valid withdrawal of Notes prior to the Consent Payment Deadline shall be deemed a valid withdrawal of the related Consents. A Holder may not validly withdraw Consents unless such Holder validly withdraws such Holder's previously tendered Notes. Similarly, a valid withdrawal of tendered Notes will constitute the withdrawal of the related Consents.

        For a withdrawal of Notes and related withdrawal of Consents to be effective, the Holder must submit an electronic withdrawal instruction in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System in order to release the tendered Notes. Tendered Notes may not be released by a Holder's instruction unless such Holder is entitled to withdrawal rights pursuant to the terms of the Offer.

        In the case of Notes held through DTC, for a withdrawal of Notes and related withdrawal of Consents to be effective, a Request Message (as defined below) must be received by one of the Tender Agents in a timely manner at its address set forth on the last page of this Offer Document. DTC participants may electronically transmit a request for withdrawal to DTC. DTC will then edit the request and send a Request Message to Deutsche Bank Trust Company Americas as Tender Agent. The term "Request Message" means a message transmitted by DTC, which states that DTC has received a request for withdrawal from a DTC participant and identifies the Notes to which such request relates.

        Withdrawal of tenders of Notes and related withdrawal of Consents may not be rescinded, and any Notes and related Consents properly withdrawn will thereafter be deemed not validly tendered or delivered for the purposes of the Offer. Properly withdrawn Notes and related Consents may however be retendered and redelivered by again following one of the procedures described in "Procedures for

Tendering Notes and Delivering Consents" above at any time prior to the Expiration Time (or, in the case of Holders wishing to receive the Total Consideration, prior to the Consent Payment Deadline).

        If the Company is delayed in its acceptance of, purchase of or payment for, any Notes or is unable to accept for purchase or pay for Notes for any reason, then, without prejudice to the Company's rights hereunder, tendered Notes may be retained by the Tender Agents on behalf of the Company and may not be withdrawn (subject to Rule 14e-l(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of Holders promptly after the termination or withdrawal of a tender offer).

EXPIRATION, EXTENSION, AMENDMENT AND TERMINATION

        The Consent Payment Deadline is 5:00 p.m., New York City time on 18 February 2004, unless extended by the Company. The Expiration Time, at which the Offer expires, is 5:00 p.m., New York City time, on 4 March 2004, unless extended or terminated by the Company.

        The Company expressly reserves the right at any time or from time to time, regardless of whether or not the conditions set forth in "Terms of the Offer—Deadlines and Conditions" shall have been satisfied, subject to applicable law, (i) to amend the terms of the Offer in any respect, (ii) to waive any condition of the Offer, and/or (iii) to terminate the Offer at any time prior to the Expiration Time, in each case, by giving notice of such amendment, waiver or termination as provided in this Offer Document. Any determination by the Company concerning any of the foregoing events shall be final and binding on the Holders.

        If the Company amends the terms of the Offer in a manner that is materially adverse to Holders, the Company will disseminate additional Offer materials and extend the Offer or, if applicable, the Consent Payment Deadline in accordance with applicable law, including Regulation 14E under the Exchange Act, for a reasonable period to allow Holders to withdraw their Notes and related Consents during such extended period.

        The Company may extend the Consent Payment Deadline or the Expiration Time, in either case, for such period or periods as it may determine in its sole discretion. There can be no assurance that the Company will exercise its right to extend the Consent Payment Deadline or Expiration Time.

        Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, with the announcement in the case of an extension of the Offer to be issued no later than 5:00 p.m., New York City time, on the first business day after the previously scheduled Consent Payment Deadline or Expiration Time, as the case may be. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice, in addition to any press release or notice required pursuant to the terms of the Indenture, the rules of the Luxembourg Stock Exchange and Regulation 14E under the Exchange Act to the Tender Agents (who will convey such notice to the Clearing Systems), the Dealer Manager and Bloomberg.

        In the event the Company shall terminate the Offer, it shall as soon as practicable give notice thereof to the Tender Agents, and all tendered Notes will be promptly returned to their Holders through the relevant Clearing System. In that event, neither the Consent Payment nor the Purchase Price will be paid or become payable and the Proposed Amendments will not become effective. See "Terms of the Offer—Deadlines and Conditions" and "Withdrawal of Tendered Notes and Related Consents". In addition, if the Company withdraws terminates or otherwise does not complete the Offer, the Company will not pay accrued interest on the Notes other than at its regularly scheduled date of payment pursuant to the terms of the Indenture and the Notes.

CONDITIONS TO THE OFFER

        Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Company's rights to extend, terminate and/or amend the Offer, the Company shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any validly tendered Notes not withdrawn pursuant to the Offer, in each event subject to Rule 14e-l(c) of the Exchange Act, and may terminate the Offer, if any of the following conditions have not been satisfied:

  •
  the valid tender of Notes and delivery of related Consents by Holders of at least a majority of the aggregate principal amount of the outstanding Notes not subject to any right of withdrawal (the "Minimum Tender Condition");

  •
  the execution by the Trustee, the Company and the Guarantor of the Supplemental Indenture implementing the Proposed Amendments following receipt of the Consents to the Proposed Amendments from Holders of at least a majority of the aggregate principal amount of outstanding Notes not subject to any rights of withdrawal (the "Supplemental Indenture Condition"); or

  •
  the completion of the Acquisition; the Acquisition is conditional upon a number of closing conditions, including the receipt of clearance by the European Commission under EC Merger Regulation and satisfaction of certain conditions under the New Credit Facility and the Bridge Facility. In addition, the Acquisition is also conditional upon the Company receiving valid tenders of Notes and delivery of related Consents from Holders of at least a majority of the aggregate principal amount of the Notes not subject to withdrawal and the execution of the Supplemental Indenture (collectively, the "Acquisition Condition").

CERTAIN TAX CONSEQUENCES

Certain U.S. Federal Income Tax Consequences

        The following is a summary of principal U.S. federal income tax consequences to U.S. Holders (defined below) of the Offer and the Consent Payments. This discussion is for general information only and does not constitute legal advice. This discussion applies only to U.S. Holders that hold Notes as capital assets (generally, property held for investment) and assumes that the notes were not issued with original issue discount. Furthermore, this discussion does not address U.S. federal income tax consequences that may be relevant to a particular U.S. Holder in light of its particular circumstances such as a dealer in securities or foreign currency, bank, trust, insurance company, tax-exempt organisation, U.S. Holder that holds Notes as part of a straddle, hedge against currency risk or constructive sale or conversion transaction, U.S. Holder that has a functional currency other than the U.S. dollar, U.S. Holder that holds a beneficial interest in a pass-through entity (such as a partnership) that holds a Note, U.S. Holder that marks-to-market the Notes or expatriate. Moreover, this discussion does not address any aspect of state, local or foreign taxation or estate and gift tax considerations. Holders should consult their own tax advisors regarding tax consequences of the receipt of Consent Payments pursuant to the Solicitation and the implementation or the Proposed Amendments in light of their particular circumstances under U.S. federal, state, local and foreign tax laws.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and U.S. Treasury Regulations interpreting the Code, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The Company has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth herein, or that, if challenged by the IRS, a court will uphold such conclusions.

        For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of a Note that is for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organised under the laws of the United States or any political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (i)(a) a court within the United States is able to exercise primary supervision over the administration of the trust, and (b) one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) a valid election is in place to treat the trust as a United States person.

        If a partnership holds a Note, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If a U.S. Holder is a partner in the partnership holding a Note, it should consult its own tax advisor.

  The Offer

        Treatment of Tendering U.S. Holders.    A tendering U.S. Holder that receives cash in exchange for Notes pursuant to the Offer generally will recognise gain or loss equal to the difference, if any, between (i) the amount of cash received (generally excluding the Consent Payments and any amounts attributable to accrued and unpaid interest) and (ii) the U.S. Holder's adjusted tax basis in the Notes which generally equals the U.S. Holder's cost to acquire the Notes, subject to certain adjustments, including adjustments for any market discount included in the income of a U.S. Holder before the purchase of Notes by the Company. In general, subject to the accrued market discount rules and the foreign currency rules, discussed below, any gain or loss would be capital gain or loss. If a U.S. Holder held the Notes for more than one year at the time of the exchange, generally the gain or loss will be long-term. Under recently enacted legislation, long-term capital gains are taxed at the maximum rate of 15% in the hands of non-corporate U.S. Holders. The gain or loss generally will be from U.S. sources for foreign tax credit limitation purposes.

        Any amounts received in the exchange attributable to accrued and unpaid interest will be taxed as ordinary income and treated as arising from foreign sources for foreign tax credit limitation purposes. In addition, a tendering U.S. Holder that acquired a Note at a market discount (generally, at a price below the Note's stated redemption price at maturity which, in this case, equals the face amount of the Note) generally must treat any gain recognised on the exchange thereof as interest income, rather than capital gain, to the extent of market discount that has accrued on the Note but has not been previously included in the income of the tendering U.S. Holder. The total amount of gain that may be treated as ordinary income because accrued market discount will not exceed the amount of the gain. Generally, the market discount rule does not apply unless the stated redemption price of a Note exceeds the acquisition price by an amount equal to, or more than, one quarter of one percent of the stated redemption price at maturity of the Notes multiplied by the number of complete years to maturity from the date of the Note's acquisition (the "de minimis Market Discount"). In addition, even if a Note had more than the de minimis Market Discount, the market discount rules would not apply to a tendering U.S. Holder that elected to include any market discount in gross income as it accrued.

        Treatment of Non-Tendering U.S. Holders—General.    U.S. Treasury Regulations (the "Regulations") specifically address modifications of debt instruments. Under these Regulations, a modification of a debt instrument causes the debt instrument to be deemed for U.S. federal income tax purposes to be exchanged for a new debt instrument with the modified terms if the modification is "significant". Generally, a modification of a debt instrument is significant if, based on all facts and circumstances and considering together all modifications to the debt instrument, except for certain exceptions, the legal rights or obligations are altered to a degree that is "economically significant". Additionally, certain types of modifications are treated as significant, for example, if the modification results in a "change in payment expectations", including where there is a substantial impairment of the obligor's capacity to meet the payment obligations under the debt instrument and that capacity was adequate prior to the modification and is primarily speculative after the modification. However, a modification that adds, deletes or alters customary accounting or financial covenants is not a significant modification.

        Except as discussed below under "Treatment of Non-Tendering U.S. Holders—Legal Defeasance", based on the terms of the Proposed Amendments, the Company believes that the implementation of the Proposed Amendments should not be treated as a significant modification of the Notes because the Proposed Amendments are not economically significant, do not result in a change in payment expectations for non-tendering U.S. Holders, and are in large part mere changes to and deletions of customary accounting and financial covenants. Therefore, the Company intends to take the position that the implementation of the Proposed Amendments should not be treated as giving rise to a taxable exchange of the Notes, and non-tendering U.S. Holders' adjusted tax bases and holding periods in the Notes should not be affected by the implementation of the Proposed Amendments.

        However, the IRS could take the position that, as a result of the modifications to the Notes pursuant to the Proposed Amendments, a non-tendering U.S. Holder exchanged, for U.S. federal income tax purposes, its "old" Notes for "new" Notes. If both the "old" Notes and the "new" Notes were to be treated as "securities" for purposes of the recapitalisation provisions of the Code, such deemed exchange could be treated as a tax free recapitalisation, in which case such non-tendering U.S. Holder would not recognise any gain or loss. The Company believes that such a deemed exchange should be treated as a tax-free recapitalisation. If the "old" Notes or the "new" Notes were not treated as "securities". for U.S. federal income tax purposes, a non-tendering U.S. Holder generally would recognise gain or loss on the date when the Proposed Amendments become effective in a manner similar to the recognition of gain or loss by tendering U.S. Holders described above except that the amount deemed received in the exchange would be equal to the "issue price" of the "new" Notes. The "issue price" of a "new" Note will be equal to the fair market value of the "new" Note on the date of the deemed exchange, assuming that the "new" Note is then traded on an established market satisfying the requirements under the applicable U.S. Treasury Regulations ("Publicly Traded"). Issue price of a "new" Note will be equal to the "stated redemption price at maturity" (in this case, equal to the face amount of the note) of the note if the "new" Notes are not Publicly Traded on the date of the deemed exchange. A non-tendering U.S. Holder's tax basis in a "new" Note would be equal to its basis in the "old" Note plus or minus the gain or loss recognised upon the deemed exchange (i.e. the "issue price"). The non-tendering U.S. Holder's holding period of the "new" Notes would begin on the day of the deemed exchange.

        If the stated redemption price at maturity of the "new" Notes is greater than the "issue price" of the "new" Notes by an amount equal to, or greater than, one quarter of one percent of the stated redemption price at maturity multiplied by the complete number of years from the deemed exchange date to the maturity. the "new" Notes would be deemed to be issued with original issue discount for U.S. federal income tax purposes. Each U.S. Holder of a "new" Note that is issued with original issue discount would be required to include certain amounts in ordinary income as interest for U.S. federal income tax purposes before receiving cash to which such interest income is attributable, in addition to being required to report as income for U.S. federal income tax purposes stated interest earned on the "new" Note in accordance with the U.S. Holder's method of accounting for tax purposes.

        If a non-tendering U.S. Holder's adjusted tax basis in a "new" Note issued with original issue discount exceeds the issue price, but is not more than the stated redemption price at maturity of the "new" Note, such Note would be deemed issued with "acquisition premium" which may be used by the non-tendering U.S. Holder to offset the original issue discount accruals. Similarly, if a non-tendering U.S. Holder's adjusted tax basis in a "new" Note issued without original issue discount is more than the stated redemption price at maturity, such Note would be deemed issued with "amortisable bond premium" which may be used by the non-tendering U.S. Holder to offset the interest on the Note. The non-tendering U.S. Holder's adjusted tax basis in a Note would be decreased by any acquisition premium or amortisable bond premium used to offset original issue discount or interest.

        Treatment of Non-Tendering U.S. Holders—Legal Defeasance.    It is anticipated that, when the Proposed Amendments become effective, the Company will legally defease the Remaining Notes to the Earliest Redemption Date in accordance with the terms of the Indenture as modified by the Supplemental Indenture. Such legal defeasance will result in the Company transferring assets to a trustee that will hold such assets in trust for U.S. Holders of the Remaining Notes in satisfaction of its and the Guarantor's obligations as of the legal defeasance and neither the Company nor the Guarantor will have any further obligation with respect to the Remaining Notes after the legal defeasance. U.S. Holders holding Remaining Notes at the time of the legal defeasance will be treated as exchanging their Remaining Notes for "new" Notes in a taxable transaction in the manner discussed under "Treatment of Non-U.S. Holders—General" above.

        Consent Payments.    The Consent Payments may be treated for U.S. federal income tax purposes as cither (i) separate consideration for consenting to the Proposed Amendments, or (ii) additional consideration for tendered Notes. Based on the terms of the Consent Solicitation, the Company believes that the Consent Payments should constitute separate consideration for consenting to the Proposed Amendments. In such case, the entire amount of the Consent Payments will be taxable to U.S. Holders as ordinary income, and although not free from doubt, such income should be treated as arising from U.S. sources for foreign tax credit limitation purposes. If the Consent Payments are treated as additional consideration for tendered Notes, they should be added to the amounts received by a tendering U.S. Holder for purposes of determining such Holder's gain or loss.

        Foreign Tax Credit.    If Irish income or withholding tax applies to the cash received in exchange for the tendered Notes, the Consent Payment or in respect of the non-tendered Notes as a result of the implementation of the Proposed Amendments, a U.S. Holder may be able to reduce or eliminate such tax by claiming the benefits under the U.S.-Ireland income tax treaty. To the extent that a U.S. Holder cannot eliminate the Irish income or withholding tax, the U.S. Holder may be able to use such tax either as a credit against its U.S. federal income tax liability with respect to the U.S. Holder's income or as a deduction reducing the amount of the U.S. Holder's income subject to U.S. federal income tax. U.S. Holders should consult their own tax advisors regarding the applicability of the U.S.-Ireland income tax treaty, and rules governing the foreign tax credit and deductions.

        Foreign Currency Transaction.    The amounts in euro received in exchange for the tendered Notes or as Consent Payments or deemed to be received in a taxable exchange of the non-tendered Notes (except for portions of such amounts representing interest accrued by a U.S. Holder that uses the accrual method of accounting for U.S. federal income tax purposes) generally will be taken into account by a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such amounts are received or deemed to be received by the U.S. Holder, regardless of whether the euro actually are converted into U.S. dollars on the same day. If the Notes are traded on an established securities market, a cash method U.S. Holder (and an accrual method U.S. Holder that has made a special election) will take the amounts it receives or is deemed to receive into account using the spot rate on the settlement date of the tender or the deemed exchange of the Notes. An accrual method U.S. Holder accrues interest in euro based on the average exchange rate in effect during the applicable accrual period (or with respect to an accrual period that spans two taxable years, at the average rate for the portion of the period within the taxable year). An accrual method U.S. Holder, however, may, upon an election (which must be applied consistently to all debt instruments and may not be revoked without the consent of the IRS), elect to use the spot rate of exchange on the last day of the applicable accrual period (or the last day of the taxable year in the case of a partial accrual) or at the spot rate on the date of receipt, if that date is within five business days of the last day of the applicable accrual period. If the exchange rate in effect on the date a payment representing accrued and unpaid interest is received differs from the rate applicable to a previous accrual of such amounts, an accrual method U.S. Holder will recognise foreign currency gain or loss.

        Any gain or loss realised by a U.S. Holder that is attributable to fluctuations in currency exchange rates will be ordinary income or loss, which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates generally will equal the sum of (i) the difference between the U.S. dollar value of the euro on the date the Notes are disposed of or payment is received and the U.S. dollar value of the euro purchase price of the Notes, determined on the date the U.S. Holder acquired the Notes and (ii) the foreign currency gain or loss recognised by an accrual method U.S. Holder with respect to accrued and unpaid interest. Such foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the tender or deemed exchange of the Notes.

        Tax Shelter Reporting Requirements.    If a U.S. Holder realizes a loss upon the disposition or deemed disposition of the Notes in an amount that exceeds a certain threshold, or if a U.S. Holder realizes a foreign currency loss in an amount that exceeds a certain threshold, it is possible that the provisions of recently finalised U.S. Treasury Regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards "tax shelters", they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in the U.S. Congress that, if enacted, would impose significant penalties for failure to comply with these requirements. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to tendering the Notes and, to the extent not tendering the Notes, subsequent disposition of the Notes.

        Information Reporting and Backup Withholding.    Payments of the amounts received in exchange for the tendered Notes, the Consents and, to the extent that the implementation of the Proposed Amendments results in a deemed taxable exchange, amounts representing the issue price of the "new" Notes on the date of such sale or exchange will be reported to the IRS as may be required under applicable U.S. Treasury Regulations. Backup withholding may apply to these payments if a U.S. Holder fails to furnish an accurate taxpayer identification number to the Company, its paying agent or middleman, as appropriate, or fails to establish an exemption from the information reporting requirement; the IRS notifies that the taxpayer identification number furnished by the U.S. Holder is incorrect; or the IRS informs the Company, its paying agent or other middleman to backup withhold. Certain US Holders (including, among others, corporations) are not subject to information reporting and backup withholding but may have to provide the evidence of their exemption therefrom.

        Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such Holder's U.S. federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS. U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.

        Holders should consult their own tax advisors regarding tax consequences or the receipt or Consent Payments pursuant to the Solicitation and the implementation of the Proposed Amendments in light of their particular circumstances under U.S. federal, state, local and foreign tax laws.

THE DEALER MANAGER AND THE TENDER AGENTS

        Deutsche Bank AG London has been engaged to act as the exclusive Dealer Manager in connection with the Offer. The Dealer Manager and its affiliates may contact Holders of Notes regarding the Offer and may request brokers, dealers, commercial banks, trust companies, and other nominees to forward the Offer Document and related materials to beneficial owners of Notes. At any given time, the Dealer Manager may trade the Notes of the Company for its own account or for the accounts of customers, and accordingly, may hold a long or short position in the Notes.

        Deutsche Bank Trust Company Americas and Deutsche Bank Luxembourg S.A. have been appointed as the Tender Agents for the Offer. Consents and all correspondence in connection with the Offer should be sent or delivered by each Holder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Tender Agents at one of the addresses or the telephone number set forth on the back cover page of this Offer Document. Any Holder or beneficial owner that has questions concerning tender procedures or whose Notes have been mutilated, lost, stolen or destroyed should contact the Tender Agents at one of the addresses or the telephone number set forth on the back cover of this Offer Document.

        The Company has agreed to indemnify the Dealer Manager and the Tender Agents and their respective affiliates against certain liabilities, including certain liabilities under the applicable securities laws. The Dealer Manager and its affiliates have provided in the past, and are currently providing, other services to the Company. In particular, the Dealer Manager, directly or through its affiliates, has provided the Company and its affiliates with, and may provide in the future, investment banking, advisory and consulting services for which they have been paid customary fees. In respect of the reorganisation, Refinancing and Acquisition, the Dealer Manager has acted as a financial adviser to the Company.

        The Dealer Manager will be a lender and will act as co-arranger, facilitating agent and security agent in connection with the New Credit Facility for which services it will receive usual and customary compensation. In addition, the Dealer Manager has agreed to act as lender and arranger, facility agent and security agent under the Bridge Facility and expects to be an initial purchaser with respect to any offering of the New Notes. The Tender Agents have provided in the past, and are currently providing, other services to the Company including as Trustee and paying agent under the Indenture governing the Notes.

        Any Holder that has questions concerning the terms of the Offer may contact the Dealer Manager or its Tender Agents at the address and telephone number set forth on the back cover page of this Offer Document.

FEES AND EXPENSES

        Clondal Industries B.V. and Clondal Acquisition B.V., on behalf of the Company, will pay the Dealer Manager certain amounts, including reimbursement for reasonable out-of-pocket expenses, and will pay the Tender Agents reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith. Clondal Industries B.V. and Clondal Acquisition B.V., on behalf of the Company will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer Document and related documents to the beneficial owners of Notes.

MISCELLANEOUS

        No person has been authorised to give any information or make any representation on behalf of the Company not contained in this Offer Document and, if given or made, such information or representation must not be relied upon as having been authorised.

        None of the Trustee, the Dealer Manager or the Tender Agents makes any recommendation as to whether or not Holders should tender their Notes and provide Consents to the Proposed Amendments.

SCHEDULE 1

FORMULA TO DETERMINE TOTAL CONSIDERATION

Definitions

Total Consideration	=	The Total Consideration per €1,000 principal amount of the Notes being priced (excluding Accrued Interest).
N		The number of remaining cash payment dates for the Notes being priced from but excluding the applicable Settlement Date to and including the Earliest Redemption Date for such Notes.
Cfi	=	The aggregate amount of cash per €1,000 principal amount scheduled to be paid on the Notes being priced on the "ith" out of the N remaining cash payment dates for the Notes, assuming for this purpose that the Notes are redeemed on the Earliest Redemption Date (being 15 January 2005). Scheduled payments of cash include interest and, on the Earliest Redemption Date, principal and premium.
YLD	=	The Tender Offer Yield for the Notes being priced (expressed as a decimal number).
Di	=	The number of days from and including the applicable Settlement Date to but excluding the "ith" out of the N remaining cash payment dates for the Notes being priced. The number of days is computed using the 30/360 day count method in accordance with market convention.
Accrued Interest	=	Accrued and unpaid interest per €1,000 principal amount of the Notes being priced from and including the last interest payment date prior to the Settlement Date up to but excluding the Settlement Date, computed using the 30/360 day count method.
Consent Payment	=	€30 per €1,000 principal amount of the Notes.
/	=	Divide. The term immediately to the left of the division symbol is divided by the term immediately to the right of the division symbol before any other addition or subtraction operations are performed.
exp	=	Exponentiate. The term to the left of the exponentiation symbol is raised to the power indicated by the term to the right of the exponentiation symbol.
N S i=1	=	Summate. The term to the right of the summation symbol is separately calculated "N" times (substituting for the "i" in that term i=l each whole number between 1 and N, inclusive), and the separate calculations are then added together.
TOTAL CONSIDERATION	=	N S i=1	CFi (1=YLD/2 exp (Di/180)	-Accrued Interest

        The Total Consideration and the Accrued Interest are rounded to the nearest euro cent with five one-thousandths of a euro to be taken as a full euro cent.

PURCHASE PRICE	=	N S i=1	CFi (1=YLD/2 exp (Di/180)	-Accrued Interest -Consent Payment

        Any questions or requests for assistance or additional copies of this Offer Document may be directed to the Tender Agents at one of the telephone numbers and addresses listed below. You may also contact your broker, dealer, commercial bank or trust company nominee for assistance concerning the Offer.

The Tender Agent for the Offer is:

Deutsche Bank Trust Company Americas

60 Wall Street
New York, NY 10005
USA

By Hand: Deutsche Bank Trust Company Americas c/o The Depository Trust Clearing Corporation 55 Water Street, 1st Floor Jeanette Park Entrance New York, NY 10041	By Mail: DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2737	By Overnight Mail or Courier: DB Services Tennessee, Inc. Corporate Trust & Agency Services Reorganization Unit 648 Grassmere Park Road Nashville, TN 37211

Fax: (615) 835-3701

Confirm by Telephone
(615) 835-3572

Information: (800) 735-7777

 The Luxembourg Tender Agent for the Offer is:

Deutsche Bank Luxembourg S.A.

Deutsche Bank Luxembourg S.A.
2, boulevard Konrad Adenauer
L-1115 Luxembourg

Tel no:      +352 421 22 460
Fax no:      +352 421 22 426
e-mail address:      xchange.offer@db.com

Any questions regarding the terms of the Offer may be directed to the Dealer Manager

The Dealer Manager for the Offer is:

Deutsche Bank AG

Tel no:      +44 20 7547 5000
                  +44 20 7545 9968
Fax No:      +44 20 7547 5001

SIGNATURE

        Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CLONDALKIN INDUSTRIES LIMITED

By:	/s/ Colman O'Neill
Name:	Colman O'Neill
Title:	Finance Director
Date:	February 5, 2004

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TABLE OF CONTENTS
AVAILABLE INFORMATION
SUMMARY
The Tender Offer
THE TRANSACTIONS
CERTAIN SIGNIFICANT CONSIDERATIONS
TERMS OF THE OFFER
SOURCE AND AMOUNT OF FUNDS
PROPOSED AMENDMENTS TO THE INDENTURE
PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS
ACCEPTANCE FOR PAYMENT AND PAYMENT FOR NOTES; ACCEPTANCE OF CONSENTS
WITHDRAWAL OF TENDERED NOTES AND RELATED CONSENTS
EXPIRATION, EXTENSION, AMENDMENT AND TERMINATION
CONDITIONS TO THE OFFER
CERTAIN TAX CONSEQUENCES
THE DEALER MANAGER AND THE TENDER AGENTS
FEES AND EXPENSES
MISCELLANEOUS
SCHEDULE 1 FORMULA TO DETERMINE TOTAL CONSIDERATION
SIGNATURE